(Check One): ☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 333-34144

CUSIP NUMBER: 205395106

For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Computer Software Innovations, Inc.
Full Name of Registrant

Former Name if Applicable

1661 East Main Street
Address of Principal Executive Office (Street and Number)

Easley, South Carolina 29640
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q and 10-QSB,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of the recent issuance of accounting guidance regarding the treatment of derivative financial instruments, we have had to revise our financial statements. On February 10, 2005, we entered into a Registration Rights Agreement (the “Agreement”) with Barron Partners LP (“Barron”) in connection with the issuance of preferred stock and warrants, whereby we undertook to file a registration statement registering the sale of the shares of our common stock underlying the convertible preferred stock and warrants held by Barron. Currently, the failure to timely effect the registration statement triggers cash liquidated damages under the Agreement. According to recent accounting guidance, the existence of the cash liquidated damages provisions causes Barron’s warrants to be treated as a liability on our books. In connection with the filing of our first quarter Form 10-QSB, we sought to resolve this issue, and prepared our financial statements to comport with the recently issued guidance. Simultaneously, we began and continue to pursue options available under the recent accounting guidance whereby we could amend our registration rights agreement, subject to the approval of Barron, to eliminate the liability treatment. This pursuit of alternatives has resulted in significant technical discussions with several accounting, regulatory and valuation experts. In the process, additional changes have been identified which we believe may be necessary to properly reflect the full impact of the transaction in accordance with accounting guidance. We are diligently working to be in a position to be able to file our Form 10-QSB as soon as practicable, but were not in a position to file on August 15, 2005.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David B. Dechant	864	855-3900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Certain significant recapitalization transactions relating to the Company are described in its Form 10-KSB for the year ended December 31, 2004 and its Form 10-QSB for the quarter ended March 31, 2005.

We believe that we will report that our income from operations in accordance with generally accepted accounting principles (which is reported before adjustments for the accounting impact of the preferred stock and warrants transaction referred to in Part III above) for the quarterly period ended June 30, 2005 is approximately $1.2 million, up approximately 15% over our restated income from operations for the quarter ended June 30, 2004. For the six month period ended June 30, 2005, we believe we will report income from operations of approximately $200,000 or approximately 86% less than our restated income from operations for the six month period ended June 30, 2004. The drop in income from operations is due primarily to the costs of the first quarter recapitalization transactions of $759,283 and compensation expense of $631,174 for the early redemption of options in connection with such transactions.

We anticipate the application of revised accounting treatment of the preferred stock issuance and warrants, which is the reason for the delay in the filing of the second quarter Form 10-QSB. We anticipate that this may result in a substantial non-cash decrease in our “Net income attributable to common shareholders” due to the possible recording of other income and expense and potential deemed dividends related to the issuance of the preferred stock for the quarter ended March 31, 2005 and the six month period ending June 30, 2005. We expect that the resulting reduction in retained earnings will be primarily offset by increases in additional paid in capital and our warrant related liability. We are in the process of calculating these amounts. These potential adjustments will not affect income from operations or cash flows.

Computer Software Innovations, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 16, 2005	By:	/s/ Nancy K. Hedrick
Nancy K. Hedrick, President and Chief Executive Officer

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